March 31, 2020

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On February 5, 2020, the Registrant, on behalf of its series, Catalyst/Warrington Strategic Program Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) he Fund. In a telephone conversation on March 19 and March 23, 2020, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Comment 1: The Class T Shares of the Fund shows the Fund’s former name on EDGAR. Please update EDGAR accordingly.

Response: The Fund’s name will be updated on EDGAR for its Class T shares.

Comment 2: Please indicate the Fund’s former name on the cover pages of the Prospectus and Statement of Additional Information.

Response: The Registrant has considered your comment and the requirements of Form N-1A. The Registrant believes that Item 15(b) of Form N-1A does not apply because the Fund has operated consistently as an investment company for the past 5 years.

Fee Table

Comment 3: Because Class I shares do not have a 12b-1 Plan, please denote the 12b-1 fees for Class I shares as “None” instead of as “0.00%”.

Response: The Registrant has listed the Class I 12b-1 Fee as “None” on the Fee Table.

Ms. Elisabeth M. Bentzinger March 31, 2020 Page 2

Principal Investment Strategies

Comment 4: The Registrant states in the first paragraph under the heading “Principal Investment Strategies” on page 4 of the Prospectus that “the Sub-Advisor applies its risk management protocol to attempt to guard against adverse market moves.” Please re-phrase in plain English to explain that the sub-advisor employs its risk management strategy to manage the volatility level of the Fund’s annual returns and reduce the overall risk of investing in the Fund.

Response: The Registrant has amended its disclosures to state the following:

After the Sub-Advisor establishes what it believes is a cohesive market opinion, various combinations of put and call options on S&P futures contracts are used to express the Sub-Advisor’s bullish, bearish, or neutral opinions. Concurrent with entering a position, the Sub-Advisor ~~applies its risk management protocol to attempt to guard against adverse market moves~~ employs its risk management strategy to manage volatility in the Fund’s annual returns and reduce the overall risk of investing in the Fund.  The risk management ~~protocol~~ strategy establishes a market level at which the Sub- Advisor seeks to eliminate~~s~~ or reduce~~s~~ market exposure depending on market direction. This level is determined at the onset of each trade and is revisited as the option approaches expiration.

Comment 5: Please describe the risks of a managed volatility strategy in the Fund’s Item 4 and Item 9 disclosures. Please consider including the following disclosures: (1) that the strategy does not protect against market declines, (2) that it may limit the Fund’s participation in market gains, particularly when market values are increasing and volatility remains high, (3) that it may increase portfolio transaction costs which could reduce gains, and (4) that it may not be successful because it is contingent upon the sub-advisor’s ability to correctly analyze and timely implement the Fund’s volatility management techniques.

Response: The Registrant has amended its Item 4 and Item 9 disclosures to state the following:

This risk management plan is dynamically monitored and adjusted as needed based on the portfolio managers’ opinions. The risk management plan does not protect against market declines, may limit the Fund’s participation in market gains (particularly when market values increase with high volatility), and may increase portfolio transactions which could reduce gains. The success of the risk management plan depends on the Sub-Advisor’s ability to correctly analyze market conditions and timely implement the Fund’s volatility management techniques.

Ms. Elisabeth M. Bentzinger

March 31, 2020

Principal Investment Risk Disclosures

Comment 6: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Performance

Comment 7: Please amend the first sentence under the heading “Performance” on page 6 of the Prospectus to correctly reflect that the performance table shows how the Fund’s average annual returns compare over time with those of a broad-based market index.

Response: The Registrant has amended its disclosures to state the following:

The bar chart shown below provides an indication of the risks of investing in the Fund by showing the total return of its Class A shares for each full calendar year, and the performance table shows ~~by showing~~ how its average annual returns compare over time with those of a broad-based market index.

Comment 8: Please amend the second sentence under the heading “performance” on page 6 of the Prospectus to state that the returns of the Class C and Class I shares are different from the returns of the Class A shares.

Response: The Registrant has amended its disclosures to state the following:

Class C shares and Class I shares would have similar annual returns to Class A shares because they are invested in the same portfolio of securities; however, the returns for Class C shares and Class I shares ~~would be~~ are different from Class A shares because Class C shares and Class I shares have different expenses than Class A shares.

Ms. Elisabeth M. Bentzinger

March 31, 2020

Comment 9: Please disclose that the Fund’s investment strategy has changed effective April 5, 2020, and that performance prior to that date does not reflect the Fund’s current investment strategies.

Response: The Registrant has amended its disclosures to state the following:

At the time of the reorganization, the Fund’s investment objectives, policies and guidelines were, in all material respects, equivalent to the Predecessor Fund’s investment objectives, policies and guidelines. ~~How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future.~~ The Fund’s current objectives, policies and guidelines are not equivalent, in all material respects, to that of the Predecessor Fund and consequently the performance record may be less pertinent for investors considering whether to purchase shares of the Fund. The Fund’s investment strategies changed effective April 5, 2020. Performance prior to April 5, 2020 does not reflect the Fund’s current investment strategies. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future.

Comment 10: Please consider whether the last three sentences of the first paragraph under the heading “performance” on page 6 of the Prospectus should be re-ordered.

Response: The Registrant refers to its response to Comment 9.

Comment 11: Please provide the year-to-date returns of the Fund as required by Item 4(b)(2)(ii) of Form N-1A.

Response: The Fund’s performance as of March 31, 2020 will be added after the bar chart.

Comment 12: Please provide a parenthetical in the performance table that the index return reflects no deduction for fees, expenses or taxes.

Response: The Registrant has amended the performance table to state the following:

	1 Year	5 Years*	10 Years*
Class A
Return Before Taxes	(10.56)%	(5.05)%	1.35%
Return After Taxes on Distributions**	(10.56)%	(5.66)%	1.00%
Return After Taxes on Distributions and Sale of Fund Shares**	(6.25)%	(3.47)%	1.05%
S&P 500 Total Return Index (index reflects no deduction for fees, expenses or taxes)	31.49%	11.70%	13.56%
	1 Year	5 Years*	Since Inception (8/30/13)*

Ms. Elisabeth M. Bentzinger

March 31, 2020

Class C
Return Before Taxes	(5.85)%	(4.67)%	(3.37)%
Class I
Return Before Taxes	(4.78)%	(3.69)%	(2.41)%

S&P 500 Total Return Index (index reflects no deduction for fees, expenses or taxes)	31.49%	11.70%	13.67%

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 13: The Registrant discloses that “[i]n the event options on S&P futures are unavailable for investment, the Fund may instead invest in CBOE Volatility Index (“VIX”) futures and options, and S&P options to gain similar market exposure.” If this is a principal investment strategy, please state so in the Fund’s Item 4 principal investment strategy disclosures and clarify in the Fund’s disclosure of futures risk that the Fund may not just indirectly use futures.

Response: The Registrant has amended its Item 9 disclosures to state the following and added the same as the third paragraph under the heading “Principal Investment Strategies” in its Item 4 disclosures:

In the event options on S&P futures are unavailable for investment, the Fund may instead invest in ~~CBOE Volatility Index (“VIX”) futures and options, and~~ S&P options to gain similar market exposure. ~~The VIX is a measure of the implied volatility of S&P options.~~

The Registrant has amended its Item 4 disclosure of “Futures Risk” to state the following:

Futures Risk. The Fund’s ~~indirect~~ use of futures through options involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.

Comment 14: In the third paragraph under the heading “Prior Performance of the Sub-Advisor” on page 55 of the Prospectus, please clarify that performance returns are presented net of all fees and expenses.

Response: The Registrant has amended its disclosures to state the following:

The performance returns set forth below for the Strategic Program Composite are present net of all fees and expenses, including advisory fees, and ~~all~~ brokerage and trading related expenses.

Ms. Elisabeth M. Bentzinger

March 31, 2020

Comment 15: Please confirm supplementally that the Fund has the records necessary to support its calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Registrant so confirms.

Comment 16: Given recent events as a result of the outbreak of a novel coronavirus (“COVID-19”) since the Registrant’s 485(a) filing, please consider whether the Fund’s disclosures, including its principal risk disclosures, should be revised based on how these events have affected both the debt and equity markets. If the Registrant does not believe additional disclosure is warranted, please explain why.

Response: The Registrant has replaced its disclosure of “Market Risk” with the following:

Market Risk. Overall market risks may also affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets. Local, regional or global events such as war, acts of terrorism, the spread of infectious illnesses or other public health issues, recessions and depressions, or other events could have a significant impact on the Fund and its investments and could result in increased premiums or discounts to the Fund’s net asset value, and may impair market liquidity, thereby increasing liquidity risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates can have the same impact on all types of securities and instruments. In times of severe market disruptions you could lose your entire investment.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in

Ms. Elisabeth M. Bentzinger

March 31, 2020

certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

Statement of Additional Information

Comment 17: On page 22, please revise the disclosure under the heading “Loans of Portfolio Securities” to note that the only permissible collateral for securities lending are cash, U.S. Government securities and irrevocable bank standby letters of credit not issued by the bank’s lending agent.

Response: The Registrant notes that the Fund’s bank lending agent is its custodian bank, and that letters of credit from the custodian bank are permissible collateral. Therefore, the Registrant has amended its disclosures to state the following:

Loans of Portfolio Securities. The Fund may lend securities if such laons are secured continuously by liquid assets consisting of cash, U.S. Government securities or ~~other liquid debt securities or by a letter of credit~~ irrevocable bank standby letters of credit in favor of the Fund at least equal at all times to 100% of the market value of the securities loaned, plus accrued interest.

Comment 18: On page 29, please indicate how many times the Valuation Committee met over the past fiscal year.

Response: The Registrant has taken the Staff’s comment into consideration and reviewed the requirements of Form N-1A. The Registrant believes its disclosures are adequate because the Valuation Committee is not a standing committee of the Board of Trustees.

Comment 19: On page 31, please make sure the principal shareholders are identified as of a date within 30 days of the amendment.

Response: The Registrant has updated its disclosure of principal shareholders as of March 25, 2020.

Comment 20: On page 34, please provide the number of, and total assets in all registered in all registered investment companies, other pooled investment vehicles, and other accounts overseen by the portfolio managers’ as of the most recent practicable date.

Response: The Registrant has updated its disclosures as of February 29, 2020.

Ms. Elisabeth M. Bentzinger

March 31, 2020

Part C

Comment 21: Please make sure all exhibits in the Part C are hyperlinked in accordance with FAST Act Modernization and Simplification of Regulation S-K.

Response: The Registrant will include hyperlinks to all exhibits in the Part C.

Comment 22: On the signature page, please indicate who is the Trust’s accounting officer and who is the Trust’s comptroller.

Response: The Trust has no accounting officer or comptroller.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser